Calder, Kimberly

From: Dale Wilkerson [Dale.Wilkerson@arlp.com]
Sent: Tuesday, March 07, 2006 9:17 AM
To: Calder, Kimberly
Subject: One Correction

Attachments: 3243_001.pdf

3243_001.pdf (57 KB)

I forgot the dotted line reporting related to Hopkins. Please replace the chart. Thanks.

Dale G. Wilkerson
918.295.7641 (phone)
918.295.7357 (fax)
918.855.6163 (cell)
dale.wilkerson@arlp.com
----- Forwarded by Dale Wilkerson/Tul/Energy on 03/07/2006 08:16 AM -----

ALLIANCE COAL ACCOUNTING
03/07/2006 08:15 AM

To: "Dale Wilkerson" <dale.wilkerson@arlp.com>
cc:
Subject: Attached Image

(See attached file: 3243_001.pdf)

CF1-00026558


Joe Craft
· President /
· Chief Executive officer
· COAM
Charles Wesley
Chief operating officer
Tom Wynne
V.P. operations
Alliance Coal
Jim Ricketts
V.P. operations
Alliance Coal
Dotiki
David Ross
G.M.
Gibson
Maynard
St John
G.M.
Hopkins
Bill Adelman
G.M.
MC Mining
John Small
V.P.
Mettiki
Dwight Kreiter
GM.
Pattiki
Dan Garrett
G.M
Warrior
Eric Anderson
GM
Pontiki
John Small
V.P.

V.P. - Alliance Coal - Operations Holding Company

V.P. - Vice President, Field operation

GM - General Manager

CF1-00026559